UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ABS LONG/SHORT STRATEGIES FUND
(Name of Subject Company (Issuer))

ABS LONG/SHORT STRATEGIES FUND
(Name of Filing Person(s) (Issuer))

Founders’ Shares
(Title of Class of Securities)

00385P 109
(CUSIP Number of Class of Securities)

Laurence K. Russian
ABS Investment Management LLC
537 Steamboat Road
Greenwich, Connecticut 06830
(203) 618-3700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029
(207) 774-1200

April 14, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $10,028,556 (20% of 2/29/16 NAV)(a)	Amount of Filing Fee: $1,009.85(b)

(a) Calculated as the aggregate maximum purchase price to be paid for Founders’ Shares pursuant to the offer.

(b) Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

ABS Long/Short Strategies Fund (the “Fund”) is offering to purchase up to 20% of the net asset value of its Founders’ Shares (“Shares”) that are tendered by shareholders of that class (“Shareholders”) and not withdrawn consistent with the terms of the Offer to Purchase and the Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”).  The Offer is being made to all Shareholders.

The net asset value of the Shares will be calculated for this purpose as of June 30, 2016 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares).  The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares.  A Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund.  If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given cash or a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to one or more payments in cash totaling one hundred percent (100%) of the unaudited net asset value of the Shares.  Shareholders tendering less than all of their Shares will generally receive payment within forty-five (45) calendar days after the Valuation Date.  In the case of a full repurchase of a Shareholder’s Founders’ Shares, an initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) forty-five (45) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Fund’s investments in private investment vehicles (the “Portfolio Funds”) in order to fund the repurchase.  A second and final payment (which will not be credited for interest) in respect of the Note (the “Final Payment”) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment.  Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Founders’ Shares by the Fund’s independent registered public accountant.

If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings.  The Fund does not currently intend to use borrowings to pay for the purchase of Shares pursuant to the Offer.

The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on May 16, 2016 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”).  Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Shareholders have the right to change their minds and withdraw tenders of their Shares.  Shareholders will also have the right to withdraw tenders of their Shares at any time after forty (40) business days from the commencement of the Offer if their Shares have not yet been accepted for purchase by the Fund on or before that date.

If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either: (a) mail or otherwise deliver a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) fax it to the Fund at (816) 860-3140, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date.  IF THE SHAREHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME ON THE EXPIRATION DATE.  The value of Shares is expected to change between February 29, 2016 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date.  Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly, by contacting the Fund at (877) 499-9990 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

If Shareholders tender for purchase more Shares than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Shares tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date.  Also realize that although the Offer expires on the Expiration Date, a Shareholder that tenders all or a portion of its Shares will remain a Shareholder in the Fund with respect to the Shares tendered notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date.  Accordingly, the value of tendered Shares remains subject to the investment risks of the Fund as set forth in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”) until the Valuation Date.

ITEM 2.	ISSUER INFORMATION

(a) The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Shares are registered under the Securities Act of 1933, as amended.  The principal executive office of the Fund is located at 235 West Galena Street, Milwaukee, Wisconsin 53212 and its telephone number is (877) 499-9990.

(b) The title of the securities that is the subject of the Offer is Founders’ Shares of the Fund. As of the close of business on February 29, 2016, there were approximately 538,714 outstanding Shares and the net asset value of the Fund was approximately $50,141,730 (based on the net asset value of those Shares).  Subject to the terms set forth in the Offer, the Fund will purchase up to 20% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), that are tendered by Shareholders and not withdrawn as described above in Item 1.

(c) Shares are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Amended and Restated Agreement and Declaration of Trust dated September 24, 2015 (the “Trust Instrument”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is ABS Long/Short Strategies Fund. The Fund’s principal executive office is located at 235 West Galena Street, Milwaukee, Wisconsin 53212 and its telephone number is (877) 499-9990. The investment adviser of the Fund is ABS Investment Management LLC (the “Adviser”).  The controlling principals of the Adviser are Laurence K. Russian, Guilherme R. Valle, and Alain DeCoster.  The principal executive office of the Adviser is located at 537 Steamboat Road, Greenwich, Connecticut 06830 and its telephone number is (203) 618-3700.

The Fund’s Trustees are Laurence K. Russian, Bruce Beaty and Richard L. Latto.  The Fund’s Principal Executive Officer is Laurence K. Russian and its Principal Financial Officer and Chief Compliance Officer is David J. Finn. The address of the Trustees and the officers is C/O ABS Long/Short Strategies Fund, 235 West Galena Street, Milwaukee, Wisconsin 53212.

As of March 1, 2016, ABS Investment Management LLC, owned beneficially more than five percent (5%) of the Fund’s outstanding Shares.  As controlling principals of the Adviser, Laurence K. Russian, Guilherme R. Valle, and Alain DeCoster may be deemed to have an indirect beneficial interest in more than five percent (5%) of the Fund’s outstanding Shares.

Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the terms set forth in the Offer, the Fund will purchase up to 20% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date) that are tendered by Shareholders by 11:59 P.M., Eastern Time, on the Expiration Date and that are not withdrawn.  The Offer is being made to all Shareholders.

(ii) The purchase price of Shares tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date.  The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

Shareholders may tender all or a portion of their Shares (defined as a specified dollar value or as a number of Shares).  The Fund requires that a tendering Shareholder tender a minimum of $10,000 worth of Shares.  A Shareholder tendering only a portion of its Shares for purchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase.  If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

If the Fund accepts all or a portion of a Shareholder’s tendered Shares, the Fund will issue to the Shareholders a non-interest bearing, non-transferrable promissory note within approximately ten (10) calendar days after the Valuation Date.  The Note will be held for the Shareholder by UMB Fund Services, Inc., the Fund’s administrator and transfer agent, and will entitle the Shareholder to be paid a cash amount equal to one hundred percent (100%) of the net asset value of such Shareholder’s purchased Shares determined as of the Valuation Date.  Shareholders tendering less than all of their Shares will generally receive payment within forty-five (45) calendar days after the Valuation Date.  In the case of a full repurchase of a Shareholder’s Founders’ Shares, an Initial Payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) forty-five (45) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds.  A Final Payment (which will not be credited for interest) in respect of the Note will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment.  Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Founders’ Shares by the Fund’s independent registered public accountant.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Shares as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Shareholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer.  Accordingly, the purchase price of Shares accepted for purchase by the Fund will be the net asset value thereof as of June 30, 2016 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time on the Expiration Date, and if such Shares have not yet been accepted for purchase by the Fund, at any time after forty (40) business days from the commencement of the Offer.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) faxing it to the Fund at (816) 860-3140. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or fax, no later than 11:59 P.M. on the Expiration Date.

Shareholders may obtain monthly net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Portfolio Funds, information received from the Portfolio Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

Any Shareholder tendering Shares pursuant to the Offer may withdraw such tender as described in Item 4(a)(1)(vi) above.  To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (b) faxing it to the Fund at (816) 860-3140, so that it is received no later than the Expiration Date. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Shares, the Shares may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.

(ix) Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund.  If the number of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer is less than or equal to 20% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), the Fund will, subject to the terms of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer.  If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer exceeds 20% of the net asset value of Shares (based on the net asset value per Share as of the Valuation Date), the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

(x) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments.  The Fund believes, however, that this result is unlikely.  To raise the necessary cash to purchase Shares pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Portfolio Fund liquidity restrictions and withdrawal notification requirements.  The liquidation of Fund investments, including but not limited to Portfolio Funds, earlier than the Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund.  A reduction in the aggregate assets of the Fund may also result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer.

(xi) Not applicable.

(xii) The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the purchase of Shares by the Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

This summary assumes that Shareholders hold Shares as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.  The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer.  This summary does not discuss any aspects of foreign, state or local tax.

A “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes: (a) a citizen or individual resident of the United States; (b) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, or any state thereof or the District of Columbia; (c) a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (d) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.  If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares.  Such Shareholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Shares sold or otherwise disposed of.  For non-corporate U.S. Shareholders, any gain arising from a sale or disposition generally will be treated as long-term capital gain or loss if the Shareholder has held its Shares for more than one year.  Otherwise, it will be classified as short-term capital gain or loss.  However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within thirty (30) calendar days before or after the disposition.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at a rate of twenty-eight percent (28%), from all taxable distributions to any non-corporate U.S. Shareholder: (a) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding, or (b) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability and may entitle such Shareholder to a refund; provided that proper information is timely provided to the IRS.

(a)(2) Not applicable.

(b) The Offer is open to all Shareholders of the Fund.  To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender Shares pursuant to the Offer.  Any Shares to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

A copy of: (1) Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; (5) Form of Letter from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares; and (6) Form of Note, are attached hereto as Exhibits A,B,C,D,E, and F, respectively.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Subscription Agreement executed by each Shareholder, each of which were provided to each Shareholder prior to subscribing for Shares, provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter).  Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund.  If a tender offer is oversubscribed, the Fund generally will only purchase a pro rata portion of the amount tendered by each Shareholder.  Because there is no secondary trading market for Shares and transfers of Shares are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund (or a Trustee or executive officer of the Fund), the Adviser, or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

The Fund previously offered to repurchase Shares as of March 31, 2016.  Based on the net asset value per Share as of February 29, 2016, approximately 6,442 Shares will be tendered pursuant to the March 31, 2016 offer.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Prospectus and Trust Instrument.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board, or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the Board); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 20% of the Shares’ net asset value (based on the net asset value per Share as of the Valuation Date), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

(d) See Item 7(b).

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of March 1, 2016, the Fund, the Adviser, any Trustee, any executive officer, and any person controlling the Fund or the Adviser held (or had interest in) the below referenced Shares: 1

Name	Relationship to Fund	Shares Held	% of Outstanding Shares
ABS Investment Management LLC	Adviser and Shareholder;	29,876[1]	5.09%[1]
Laurence K. Russian	Trustee, Chief Executive Officer and President of the Fund; Managing Member, Portfolio Manager and controlling principal of the Adviser	29,876[2]	5.09%[2]
David J. Finn	Treasurer and Principal Financial Officer, Chief Compliance Officer and Secretary	29,876[2]	5.09%[2]
Guilherme R. Valle	Controlling principal of the Adviser	29,876[2]	5.09%[2]
Alain DeCoster	Controlling principal of the Adviser	29,876[2]	5.09%[2]

1.	ABS Investment Management LLC is the direct beneficial owner of 29,876 Shares.

2.	Messrs. Russian, Finn, Valle and DeCoster may be deemed to have an indirect beneficial interest in Shares held in the name of the Adviser (29,876 Shares) because they are principals of the Adviser.

[1]	Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

(b) The Fund issues and repurchases Founders’ Shares in the ordinary course of business.  Otherwise, there have been no transactions known to the Fund involving Founders’ Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or Board of Trustees.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on January 4, 2016.  The Fund has not yet prepared any financial statements furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Share of $93.0767 on February 29, 2016.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1) None.
 (2) None.
 (3) Not applicable.
 (4) Not applicable.
 (5) None.

(c) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ABS Long/Short Strategies Fund

By:	/s/ Laurence K. Russian
	Name:	Laurence K. Russian
	Title:	President and Chief Executive Officer

April 14, 2016

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	The Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares.